

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 22, 2010

Herb Mee, Jr.
President and Chief Financial Officer
The Beard Company
Harvey Parkway
301 N.W. 63rd Street, Suite 400
Oklahoma City, Oklahoma 73116

> **Re:** **The Beard Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-12396**

Dear Mr. Mee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant